UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004.

Commission File Number 001-14552

                             TOP IMAGE SYSTEMS LTD.
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                 (Translation of registrant's name into English)

                 2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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            On September 29, 2004, the Registrant issued a press release, a copy of which is attached hereto and incorporated by reference herein.

            This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933, filed on December 19, 2002 (Registration No. 333-101990).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                              Top Image Systems Ltd.

Date:    October 12, 2004

                                              /s/Ido Schechter
                                              ----------------------------------
                                              By: Ido Schechter
                                                  Chief Executive Officer

                                  Press Release

TOP IMAGE SYSTEMS SUCESSFULY CLOSES PREVIOUSLY
ANNOUNCED PRIVATE PLACEMENT

Wednesday September 29, 7:00 am ET
TEL AVIV, Israel, September 29 /PRNewswire-FirstCall/ -- Top Image Systems, Ltd. (Nasdaq: TISA - News), a leading innovator of intelligent document recognition, announced today that it successfully closed its previously announced private placement and received approximately US$8 million dollars in gross proceeds from the participating investors.

In connection with the private placement, the Company issued approximately 2,524,000 Ordinary Shares at a purchase price of US$3.16 per share. The investors will also receive three-year warrants to purchase up to approximately 1,262,000 Ordinary Shares at an exercise price of US$4.26 per share.


Top Image Systems (TiS) provides automated data capture solutions that improve enterprise business processes by integrating data from multiple sources and of different types, such as invoices, freight and shipping bills, purchase orders and others. TiS' solutions seamlessly deliver the extracted data to enterprise applications such as document and content management, ERP, or CRM.


"We look forward to a successful relationship with our new investors. The proceeds from this private placement will enable our Company to continue implementing our previously announced strategic plan and accelerate TiS' growth in order to achieve our goal of US$30 million in annual revenues within three years," remarked Dr. Ido Schechter, Chief Executive Officer of Top Image Systems.


Commenting on the usage and distribution of the funds, Dr. Schechter added: "We shall dedicate a large portion of this funding to the following: (1) strengthening the Company's leading position in the Japanese data capture software market; (2) expanding the Company's offerings to the global market through internal development of advanced technology, partnering with OEMs, seeking attractive transactions and partnerships with companies with complementary technology; and (3) enhancing marketing and sales efforts in our push towards capturing greater market share."


About Top Image Systems


Top Image Systems is a leading innovator of enterprise solutions for managing and validating content, which enters organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TiS solutions deliver the content to applications that drive the organization. TiS' eFLOW Unified Content Platform is a common platform for the company's solutions. TiS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at: www.TopImageSystems.com.


"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995:


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.




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    Contact:

    Adi Granot
    Investor and Public Relations Manager
    Top Image Systems Ltd.
    +972-3-7679114
    adi@TopImageSystems.com